SECURITIES
W.

17006128

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

IB Number:	3235-0123
)ires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-36703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2106 2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Foresters Equity Services, Inc. 6640 Lusk Blvd Suite A 202

(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Smith (858) 550-4844

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker

(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Frank Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

ELIZABETH TORRES
Commission No. 2093580
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires DEC 14, 2018

_____
Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California   County of San Diego _____)ss.
On 2-7-17 _____ before me, Elizabeth Torres _____, Notary Public,
personally appeared Frank Smith _____
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2016 and 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Foresters Equity Service's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresters Equity Services as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of Foresters Equity Services Inc.'s financial statements. The supplemental information is the responsibility of Foresters Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 23, 2017

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Financial Condition

December 31, 2016 and 2015

ASSETS

	2016	2015
Cash	4,396,909	4,289,967
Money market funds	374,114	374,076
Deposits with clearing organizations	50,129	50,129
Cash and cash equivalents	4,821,152	4,711,172
Commissions receivable	389,689	358,076
Due from Parent	2,051	-
Fixed assets, net	7,562	11,398
Deferred tax assets	321,230	242,530
Other assets	67,810	79,015
	$5,609,494	$5,402,191

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
Liabilities		
Accounts payable and accrued expenses	942,456	978,042
Due to parent	-	188
Total liabilities	942,456	978,230
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	5,038,575	5,038,575
Accumulated deficit	(1,171,537)	(1,414,614)
Total stockholder's equity	4,667,038	4,423,961
	$5,609,494	$5,402,191

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Income

Years Ended December 31, 2016 and 2015

	2016	*2015*
Revenues		
Commissions	$9,921,265	$10,657,744
Investment Advisory Fees	846,315	818,298
Interest	1,038	1,182
Other revenues	21,075	25,660
Total revenues	10,789,693	11,502,884
Expenses		
Commissions and clearing costs	7,399,374	7,434,342
Investment Advisory expense	694,996	674,901
Compensation and employee benefits	1,373,578	1,339,370
General and administrative	163,239	176,957
Marketing	207,812	291,296
Compliance	467,488	184,269
Licensing costs	125,625	149,804
Occupancy	90,209	76,439
Information systems	50,129	60,931
Operations	13,598	25,676
Depreciation and amortization	5,700	5,700
Total expenses	10,591,748	10,419,685
Income before income tax expense	197,945	1,083,199
State Income tax expense	33,568	60,802
Federal Income tax expense (benefit)	(78,700)	167,842
	(45,132)	228,644
Net income	$ 243,077	$ 854,555

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2016 and 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2015	$800,000	$5,038,575	$(2,269,170)
Net income	-	-	854,556
Balance, December 31, 2015	800,000	5,038,575	(1,414,614)
Net income	-	-	243,077
Balance, December 31, 2016	$800,000	$5,038,575	$(1,171,537)

See notes to financial statements.

4

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Cash Flows

Years Ended December 31, 2016 and 2015

	2016	*2015*
Cash flows from operating activities		
Net income	$243,077	$ 854,555
Adjustments to reconcile net income		
to net cash from operating activities		
Depreciation and amortization	5,700	5,700
Deferred Income taxes	(78,700)	157,470
Changes in operating assets and liabilities		
Commissions receivable	(31,613)	(96,144)
Other assets	11,205	(20,599)
Accounts payable and accrued expenses	(35,586)	76,259
Due from/to parent	(2,239)	1,149
Net cash from operating activities	111,844	978,390
Cash flows from investing activities		
Capital expenditures	(1,864)	(8,258)
Net increase in cash and cash equivalents	109,980	970,132
Cash and cash equivalents, beginning of year	4,711,172	3,741,040
Cash and cash equivalents, end of year	$4,821,152	$4,711,172
Supplemental disclosure of Cash Flow Information		
Interest Paid	–	–
Income taxes paid	62,938	55,528

See notes to financial statements.

5

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Foresters Equity Services, Inc. ("FESCO") is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). FESCO is a registered broker-dealer and a registered investment advisor licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority. FESCO provides broker-dealer services involving primarily mutual funds and variable products and insurance services on an agency basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Other revenues are generally recognized as services are rendered. Commissions receivable are stated at net realizable value and are of a short term nature.

   Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, five years.

   Cash and Cash Equivalents. Cash and cash equivalents consist of cash and investment in money market funds.

   Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

2. **RELATED PARTY TRANSACTIONS**

   Due to Foresters. The Company reimburses Foresters for compensation and other costs that Foresters pays on behalf of the Company in accordance with a Service Agreement. These costs amounted to approximately $1,351,000 in 2016 and $1,333,000 in 2015. As of December 31, 2016 the balance due from Foresters was $2,051. As of December 31, 2015 there was a balance due to Foresters in the amount of $188.

3. **CONTINGENCY**

   In 2016 Foresters Equity Services was the subject of two separate regulatory examinations. An exam was initiated by the Securities & Exchange Commission (SEC) in February and a subsequent exam by the Financial Industry Regulatory Authority

(FINRA) was initiated in July. Both exams are still on-going and, as such, the results of these examinations are not known.

4. FIXED ASSETS

	2016	2015
Computer equipment and software	$461,438	$459,574
Other equipment	37,177	37,177
Leasehold improvements	14,785	14,785
Furniture and fixtures	59,220	59,220
	572,620	570,756
Less accumulated depreciation	(565,058)	(559,358)
	$ 7,562	$ 11,398

5. INCOME TAXES

The Company recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances have been established when necessary to reduce deferred tax assets to the amounts expected to be realized.

As of December 31, 2016 and 2015, the Company had deferred tax assets of approximately $605,000 and $685,000, respectively, related to net operating loss carryforwards of approximately $1,500,000 and $1,700,000 respectively. These carryforward losses expire on various dates through 2030.

Management evaluated the deferred tax asset that results from federal and state net operating losses to determine, based on available evidence, whether any or all will be realized in the normal course of operations. Based on this evaluation the Company established a valuation allowance against these deferred tax assets of approximately $285,000 and $442,000 at December 31, 2016 and 2015, respectively. As a result, the Company recognized a deferred income tax benefit of $150,000 in 2016 and $200,000 in 2015. Deferred tax assets at December 31, 2016 and 2015 were $321,230 and $242,530 respectively. The change in the deferred tax assets for 2016 and 2015 reflects the recognition of the deferred income tax benefit and the utilization of the net operating loss carryforwards.

The company has reviewed its tax position and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open tax years (2013-2015) or expected to be taken in the company's 2016 tax returns.

The provision (benefit) for income taxes is composed of the following:

Current:	2016	2015
United States Federal	71,300	357,470
State	33,568	60,802
Total current provision (benefit) for income taxes	104,868	418,272
Deferred:		
United States Federal	(150,000)	(189,628)
State	-	-
Total deferred provision (benefit) for income taxes	(150,000)	(189,628)
Total provision (benefit) for Income tax :	(45,132)	228,644

In 2016 Foresters Equity Services, Inc., had a statutory tax rate of 34% and, primarily, as a result of management's evaluation and determination to utilize a portion of its deferred tax asset, Foresters Equity Services, Inc., had of an effective tax rate of (23%).

6. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company had no borrowings under subordination agreements at December 31, 2016 and 2015.

7. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was 0.30 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $3,168,058 which was $3,105,228 in excess of the amount required by the SEC.

8. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

9. **SUBSEQUENT EVENTS**
Subsequent events after the statement of financial condition date through the date that the financial statements were available to be issued, January 23, 2017, have been evaluated in the preparation of the financial statements.

*****

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2016

Total stockholder's equity	$4,667,038
Less non-allowable assets	
Cash	703,154
Fixed assets	7,562
Other assets	780,782
Net capital before haircuts on security positions	3,175,540
Less haircuts on security positions	7,482
Net capital	$3,168,058
Total aggregate indebtedness	$ 942,456
Ratio of aggregate indebtedness to net capital	0.30
Minimum net capital required	$ 62,830

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2016.*

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of The Independent Order of Foresters)

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2016; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of The Independent Order of Foresters)

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

FORESTERS EQUITY SERVICES, INC.
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

MANAGEMENT STATEMENT REGARDING EXEMPTION
FROM THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

I, as a member of management of Foresters Equity Services, Inc. (the "Company"), am responsible for complying with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934. I am also responsible for establishing and maintaining effective internal control over compliance with such exemptive provisions. I have performed an evaluation of the Company's compliance with the exemptive provisions from January 1, 2016 through December 31, 2016.

Based on this evaluation, I assert that the Company was in compliance with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2016, and from January 1, 2016 through December 31, 2016.

FORESTERS EQUITY SERVICES, INC.

Frank Smith
President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Pursuant to Rule 15c3-3, in which (1) Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Foresters Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)2ii (the "exemption provisions") and (2) Foresters Equity Services, Inc. stated that Foresters Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Foresters Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foresters Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 23, 2017



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEUDRES

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Foresters Equity Services, Inc.'s compliance with applicable instructions of Form SIPC-7. Foresters Equity Services, Inc.'s management is responsible for Foresters Equity Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC 7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the SIPC-7 on which it was originally computed noting no differences (no overpayment to apply).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 23, 2017